October 16, 2013

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Office of Mergers and Acquisitions

Attn:	Perry J. Hindin, Special Counsel

Gabriel Eckstein

Re:	Marlborough Software Development Holdings, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed September 13, 2013

File No. 000-54620

Schedule 13E-3

Filed September 13, 2013

Amendment No. 1 to Schedule 13E-3

Filed September 16, 2013

File No. 005-86801

Dear Mr. Hindin:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated October 8, 2013 (the “Comment Letter”) relating to Preliminary Proxy Statement on Schedule 14A filed September 13, 2013 (the “Proxy Statement”), the Schedule 13E-3 filed September 13, 2013 and the Amendment No. 1 to Schedule 13E-3 filed September 16, 2013 of Marlborough Software Development Holdings Inc. (the “Company” or “MSDH”). In order to facilitate your review of the Company’s responses, we have restated each of the Commission’s comments below with the Company’s response to each comment following immediately thereafter. Capitalized terms used herein and not defined shall have the meaning ascribed to them in the Proxy Statement.

Schedule 13E-3

1.	We note that you did not include ROI Software, a 13.64% shareholder in Merger SPV, as a filing person. Einav Hi-Tec Assets Ltd., another shareholder in Merger SPV, is included as a filing person. Please explain why ROI Software should not be included as a filing person in the Schedule 13E-3. For guidance, refer to Section III of Release No. 34-17719 and Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretation 201.06. In addition, tell us why Altshuler Shaham, which holds 50% of the Preferred Stock, is not a filing person.

500 Nickerson Road | Marlborough MA 01752 | 617-520-8400

Marlborough Software Development Holdings Inc.

October 16, 2013

Response:	We have amended the Schedule 13E-3 filing to include ROI Software as a filing person.

Altshuler Shaham Provident Funds and Pension Ltd. (“Altshuler Shaham”) has not been included as a filing person on the basis that MSDH and Altshuler Shaham are not “affiliates” within the scope of Rule 13e-3(a)(1), for reasons including the following:

a)	while Altshuler Shaham holds 50% of the Series A Preferred Stock of MSDH, this represents 10.83% of the outstanding voting power of MSDH without taking into account the warrants held by Altshuler Shaham to purchase MSDH Common Stock, which warrants are currently out of the money based on the Merger consideration to be paid and will remain out of the money immediately following the Merger when amended in accordance with the letter agreement and voting agreement (see Exhibit (d)(iv) to the Schedule 13E-3) (the “Altshuler Letter Agreement”). Altshuler Shaham’s relative voting power will not change as a result of the Merger. Two stockholders, Amos Kaminski and Einav Hi-Tec Assets Ltd, will respectively control 46.44% and 21.37% of the voting power of the surviving company;

b)	Altshuler Shaham has no current role in management of MSDH nor does Altshuler Shaham have any board observer, director or designation rights. Altshuler Shaham will not have a role in the management or, any board observer, director or designation rights in, the surviving corporation;

c)	except for its entry into the Altshuler Letter Agreement, Altshuler Shaham has had no involvement in the negotiation of the Merger or any of the terms thereof and it is not a part of the acquiring group;

d)	Altshuler Shaham is a managing company of provident and pension funds, and as such it is subject to Israeli regulatory supervision in accordance with, inter alia, the Regulations for the Supervision of Financial Services (Provident Funds) (Investment rules applying to Institutional Investors) 5772-2012 (the “Regulations”). Section 12(A) of the Regulations restrict institutional investors or a group of institutional investors from (A) holding more than 20% of any means of control of a corporation (means of control means any of the following: voting rights, right to appoint a director, right to distribution of dividends and residual right in liquidation) or (B) exercising control over such corporation. In light of these regulatory restrictions, provisions reflecting the restrictions contained in the regulations have been incorporated into (i) section 9.6 of the Securities Purchase Agreement dated October 10, 2012 (“SPA”) under which Altshuler Shaham purchased from MSDH the Series A Preferred Stock and warrants, and (ii) Section 1(h) of the warrant issued by MSDH to Altshuler Shaham upon entry into the SPA. Among other things, the provisions in the SPA and warrant limit Altshuler Shalam’s ability to acquire additional shares of the stock of the Company to the extent that Altshuler Shalam would “be an Affiliate of the Company such that it exercises control over the Company within the meaning of the Securities Act”. In addition, Section 9(2) of the Israeli Income Tax Ordinance [New Version] 5721-1961 provides certain tax exemptions for certain income of institutional investors. An institutional investor will not benefit from such tax exemption if the income is generated from a business under the control of the institutional investor or in which the investor holds more than 20% of one or more of the means of control of such corporation. In light of the regulatory restrictions and tax exemption rule, Altshuler Shaham’s investment is a passive investment which does not confer or permit control of MSDH; and

e)	Altshuler Shaham is a pension fund which holds its investment in MSDH for third parties in the ordinary course of business and it did not acquire the Series A Preferred Stock with the purpose or effect of changing or influencing control of the Company. Furthermore, the beneficial ownership of the Series A Preferred Stock is held by Altshuler Shaham in trust for its investors, and such holding is divided amongst a number of pension and provident funds managed by Altshuler Shaham.

500 Nickerson Road | Marlborough MA 01752 | 617-520-8400

Marlborough Software Development Holdings Inc.

October 16, 2013

2.	You only appear to provide a statement as to fairness from MSDH and Merger SPV. Please note that each filing person must comply individually with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons. For example, a statement is required as to whether each filing person believes the going private transaction to be fair to unaffiliated security holders and an analysis of the material factors relied upon to reach such a conclusion. Please refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the Company, and this fact should be reflected in the disclosure. Alternatively, and to the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, please be sure that each new filing person added in response to the immediately preceding comment signs the Schedule 13E-3. Finally, please note that joint filings covering two or more of the filing persons are permissible. Please refer to Section 117.02 of our Compliance and Disclosure Interpretations for Going Private Transactions, which are available on our website.

Response:	We have amended Schedule 13E-3 to include the required information for the added filing persons, including having them sign the amended Schedule 13E-3. We have revised the sections of the Proxy Statement on page 21 captioned “Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendations of the Strategic Committee and Our Board of Directors” and on page 28 captioned “Special Factors—Position of Merger SPV Group as to the Merger”, which section is incorporated by reference in the Schedule 13E-3 filing, to reflect that each of the filing persons joins in Merger SPV’s statement as to the fairness of the transaction.

3.	We note that exhibits (d)(iv) and (d)(v) do not include the exhibits to the Letter Agreements. Please refile these Letters with all related exhibits.

Response: We have refiled the Letter Agreements with the related exhibits as exhibits to our amended Schedule 13E-3 filing.

Preliminary Proxy Statement on Schedule 14A

General

4.	Please confirm that the proxy statement includes all disclosure currently found in the Schedule 13E-3. As an example, refer to the disclosure contained in Items 2, 5 and 6 of the Schedule 13E-3. See Instruction 1 to Rule 13e-3(e)(1).

Response:

We have amended the Proxy Statement to include the information contained in Schedule 13E-3 Item 2 (f) under the heading “Security Holdings of Certain Beneficial Owners and Management—Purchases by Merger SPV within Last Two Years” on page 68, and to include

500 Nickerson Road | Marlborough MA 01752 | 617-520-8400

Marlborough Software Development Holdings Inc.

October 16, 2013

the information contained in Schedule 13E-3 Items 5(e) and 6(c) under the heading “Special Factors—Interests of Our Directors and Executive Officers in the Merger—Certain Relationships between Merger SPV and MSDH” on page 30. We confirm that the Proxy Statement, as so amended, includes all disclosure currently found in the Schedule 13E-3

Cautionary Statement Regarding Forward-Looking Information, page 16

5.	Please remove all references to inapplicable safe harbor provisions under the federal securities laws. Refer to Securities Act Section 27A(b)(1)(E), Exchange Act Section 21E(b)(1)(E), and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009.

Response:	We have amended the Proxy Statement on page 16 to exclude all references to inapplicable safe harbor provisions under the federal securities laws.

Special Factors, page 17

6.	Please provide the information required by Item 1004(e) of Regulation M-A with regard to unaffiliated security holders.

Response:	We have amended the Proxy Statement on page 27 to include disclosure that we have not granted access to our corporate files or to obtain counsel or appraisal services at our expense to any unaffiliated security holders.

Background of the Merger, page 17

7.	Refer to the second sentence of the second paragraph. Please disclose the other strategic options that the Board explored and why they were not pursued. Refer to Item 1013(b) of Regulation M-A.

Response:	We have amended the Proxy Statement on page 17 to more fully disclose the strategic options explored by the Board.

8.	In the second paragraph you disclose the formation of a Strategic Committee consisting of two directors. Please disclose how the Committee members were selected.

Response:	We have amended on page 17 the Proxy Statement to include this disclosure.

9.	In the first paragraph on page 18, you disclose that “five out of ten remaining purchasers had declined to make an offer.” However, you also disclose in the antepenultimate paragraph on page 17 that discussions were ongoing with six prospects and contact with a seventh would be made in January. Please clarify these seemingly inconsistent statements.

500 Nickerson Road | Marlborough MA 01752 | 617-520-8400

Marlborough Software Development Holdings Inc.

October 16, 2013

Response:	We have expanded the discussion in the amendment to the Proxy Statement on pages 17 and 18 to better explain the number of prospects contacted and considered by Groton Securities and Mr. Romik.

10.	Please refer to the third paragraph on page 19 and expand to provide further detail on the substance of the discussions with Messrs. Romik and Kaminski where it was suggested that they might present a new proposal. Also clarify what you mean by “suggested.”

Response:	We have expanded and clarified the discussions with Messrs. Romik and Kaminski on Page 19 of the amendment to the Proxy Statement.

11.	Please refer to the penultimate paragraph on page 19. Revise to explain in greater detail the cap on transaction related costs and why its removal would result in a reduction of the offer price from $.11 per share to $.10 per share.

Response:	We have expanded the discussion in the amendment to the Proxy Statement on page 20 to better explain the reduction from $.11 to $.10 per share.

12.	In the penultimate paragraph in this section you disclose that on August 20, 2013 MSDH notified Company A that it was terminating any further negotiation. Based on your disclosure on page 19, however, Company A had a target closing date of late July. Please expand to disclose the status of the negotiations with Company A after your July 8, 2013 meeting, including why you chose to pursue the merger instead of the asset sale.

Response:	We have expanded the discussion in the amendment to the Proxy Statement on page 19, including a discussion that we did not believe that we would be able to meet certain conditions to signing a definitive agreement established by Company A.

13.	The disclosure appears to suggest that the last contact Groton Securities made with the Strategic Committee was with respect to providing an update on May 1, 2013. Given its $250,000 fee, please disclose whether Groton Securities continued to serve as financial advisor to, and communicate with, the Company in connection with its consideration of the various strategic alternatives discussed in this section up through August 20, 2013.

Response:	We confirm that Groton Securities continues to serve as financial advisor to the Company and has remained in close communication with the Company in regard to our consideration of various strategic alternatives. We have added this disclosure in our amendment to the Proxy Statement on pages 19, 20 and 21.

Reasons for the Merger; Fairness of the Merger; Recommendations of the Strategic Committee and Our Board of Directors, page 20

14.	Please revise the disclosure to state whether the Board believes the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. Currently, the disclosure only refers to the Board’s determination as to procedural fairness. Refer to Item 1014(a) of Regulation M-A and Q&A 21 in Exchange Act Release 17719 (April 13, 1981).

500 Nickerson Road | Marlborough MA 01752 | 617-520-8400

Marlborough Software Development Holdings Inc.

October 16, 2013

Response:	We have revised the disclosure in our amendment to the Proxy Statement on page 21 to include a statement that the Board believes the transaction to be fair to unaffiliated security holders, though the Board did not engage a third party to provide a formal fairness opinion.

15.	Where appropriate, please disclose the reasons for undertaking the going private transaction at this time. Refer to Item 1013(c) of Regulation M-A.

Response:	We have added a discussion in our amendment to the Proxy Statement entitled “Reasons for Undertaking the Going Private Transaction at this Time” within this section on page 21 of the Proxy Statement. We have also partially addressed these reasons in the subsections entitled “Certain Effects of the Merger” and “Position of Merger SPV Group as to the Merger”, both of which may be found under the SPECIAL FACTORS section of the amended Proxy Statement.

16.	Please provide the disclosure required by Instruction 3 to Item 1013 of Regulation M-A with respect to each of the persons listed on the cover of the Schedule 13E-3. This comment also applies to any person added to the cover of the Schedule 13E-3 in response to comment 1 above.

Response:	We have added a disclosure table at the end of the “Certain Effects of the Merger” discussion on page 27 of the Proxy Statement, disclosing the dollar value and percentage interests of each of the filing persons in the Net earnings for the six months ended June 30, 2013 and the net book value at June 30, 2013.

17.	We note your disclosure in Item 9 of Schedule 13E-3. Please note that any materials prepared by Groton Securities and provided to you that are materially related to the Exchange Act Rule 13e-3 transaction, including any “board books,” fairness opinions in draft and final form, or any summaries of presentations made to the Strategic Committee, generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document in addition to being filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by Groton Securities, whether oral or written, preliminary of final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please disclose in your proxy statement that no reports, opinions, or appraisals were prepared or provide the disclosure required by Item 1015 of Regulation S-K.

Response: We have added disclosure on page 20 of the amended Proxy Statement to describe an oral presentation made by Groton Securities to the Strategic Committee and to state that Groton Securities was not engaged to provide a fairness opinion and, other than the single oral presentation, did not provide any reports, opinions, or appraisals, whether oral or written, related to this merger transaction.

500 Nickerson Road | Marlborough MA 01752 | 617-520-8400

Marlborough Software Development Holdings Inc.

October 16, 2013

Recommendation of the Board of Directors, page 22

18.	The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). While we acknowledge the disclosure on page 23 that the factors considered by the board were the same factors considered by the Strategic Committee and that the board adopted the analyses and conclusions of the Strategic Committee with respect to such factors, please note that to the extent the Strategic Committee’s or board’s discussions and analyses do not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. As an example and without limitation, we note that neither the discussions and analyses of the Strategic Committee or the Board of Directors appears to address the factors described in clauses (ii)—(viii) of Instruction 2 to Item 1014 or explain in detail why such factors were not deemed material or relevant. We also note that the Strategic Committee’s and Board’s discussion and analysis does not appear to address Item 1014(c) or explain in detail why the factor was not deemed material or relevant. This comment applies equally to the fairness determination of Merger SPV and each of the other filing persons identified on the cover of the Schedule 13E-3. Please revise accordingly.

Response:	We have expanded the disclosure on pages 23 and 24 of the Proxy Statement in our amendment to the Proxy Statement to address the factors listed in paragraphs (c), (d), and (e) and in Instruction 2 to Item 1014 of Regulation M-A. We have also amended the section captioned “Special Factors—Position of Merger SPV Group as to the Merger” on page 28 of the amended Proxy Statement to address those of the factors not previously addressed. This expanded language is incorporated by reference in the amended Schedule 13E-3 in Item 8 Fairness of the Transaction.

Arrangement with our Executive Officers Relating to a Change in Control, page 27

19.	You state that the fee payable to Groton Securities will be paid upon consummation of the merger. Please clarify whether this is a contingent fee arrangement and, if so, provide a more detailed description of the terms. Also, reconcile this disclosure with the paragraph immediately above the table on page 28, where you suggest that the fees included in the table will be paid “whether or not the Merger is consummated.”

Response:	We have expanded the disclosure on page 30 to clarify that $240,000 of the transaction fee was contingency based, that $100,000 of that contingency was met at the signing of the agreement and is due with the remaining $140,000 contingent and due upon closing of the transaction. We have further amended the table on page 33 to reflect this revised disclosure.

20.	Item 15(b) of your Schedule 13E-3 cites to this section as being responsive to the disclosure requirements of Item 1011(b) of Regulation M-A. However, such disclosure does not contain the information required by Item 402(t)(2) and (3) of Regulation S-K in the tabular format set forth in Item 402(t)(1). Notwithstanding the Company’s expectation that the events necessary to trigger its golden parachute compensation will not occur, please provide the required disclosure. Assume that the triggering event took place on the latest practicable date. Refer to Instruction 1 to Item 402(t)(2).

500 Nickerson Road | Marlborough MA 01752 | 617-520-8400

Marlborough Software Development Holdings Inc.

October 16, 2013

Response:	We have added a table to the “Arrangement with our Executive Officers Relating to a Change in Control” disclosure on page 30 providing the required information as if all payments had been triggered just prior to the consummation of the merger agreement.

Appraisal Rights, page 50

21.	Please eliminate the phrase that appears here and on page 56 of your proxy statement that the disclosure you provide is “qualified in its entirety” to the more detailed information contained elsewhere. The information you provide in the prospectus must be materially complete and the words “in its entirety” suggest that the prospectus summary may not be materially complete.

Response:	We have eliminated this phrase from pages 54 and 60 of the amended Proxy Statement.

Summarized Financial Information, page 56

22.	Please disclose the ratio of earnings to fixed charges. Refer to Item 1010(a)(3) of Regulation M-A.

Response:	We have added a table disclosing the ratio of earnings to fixed charges to the Summarized Financial Information section of the Proxy Agreement on page 64.

Form of Proxy Card

23.	Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Response:	We have revised the cover page and form of proxy in our amended Proxy Statement to identify them as being preliminary.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing persons acknowledging that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

500 Nickerson Road | Marlborough MA 01752 | 617-520-8400

Marlborough Software Development Holdings Inc.

October 16, 2013

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:	We have attached as Exhibit A to this response a statement containing the requested acknowledgements signed by each of the filing persons with respect to the Schedule 13E-3 other than the Company. The Company’s acknowledgement follows below.

On behalf of the Company, the undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement on Schedule 14A filing;

•	the Company and other filing persons are responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3 filing;

•	SEC staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 617-520-8400 if you have any additional comments or questions concerning the above-captioned filings.

Sincerely,

/s/ James P. Dore

James P. Dore
Secretary
Marlborough Software Development Holdings, Inc.
500 Nickerson Road
Marlborough, MA 01752

cc:

  Gregory L. White, Esq.

  Seyfarth Shaw LLP

500 Nickerson Road | Marlborough MA 01752 | 617-520-8400

Exhibit A

October 16, 2013

Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Office of Mergers and Acquisitions

Attn:	Perry J. Hindin, Special Counsel

Gabriel Eckstein

Re:	Schedule 13E-3

Filed September 13, 2013

Amendment No. 1 to Schedule 13E-3

Filed September 16, 2013

File No. 005-86801

Dear Mr. Hindin:

The following is in response to the comments of the reviewing Staff of the Commission as set forth in a comment letter dated October 8, 2013 (the “Comment Letter”) relating to Preliminary Proxy Statement on Schedule 14A filed September 13, 2013 (the “Proxy Statement”), the Schedule 13E-3 filed September 13, 2013 and the Amendment No. 1 to Schedule 13E-3 filed September 16, 2013 of Marlborough Software Development Holdings Inc. (the “Company” or “MSDH”). In the Comment Letter you requested a written acknowledgement from each filing person with respect to the Proxy Statement and the Schedule 13E-3, as amended.

Each of the undersigned filing persons, including the person being added as a filing person in Amendment No. 2 to Schedule 13E-3, hereby acknowledges that:

•	the Company and each other filing person signing below are responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3 filing;

•	SEC staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	No filing person may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PAGEFLEX ACQUISITIONS, INC.

By:	/s/ Pinhas Romik
Name: Title:	Pinhas Romik President and CEO

EINAV HI-TEC ASSETS LTD.

By:	/s/ Roni Einav
Name: Title:	Roni A. Einav President

/s/ Amos Kaminski
AMOS KAMINSKI

/s/ Pinhas Romik
PINHAS ROMIK

/s/ James P. Dore
JAMES P. DORE

/s/ Elly Perets
ELLY PERETS

/s/ Costas Kitsos
COSTAS KITSOS

/s/ Roni Einav
RONI A. EINAV

ROI SOFTWARE DISTRIBUTION LTD

By:	/s/ John Murphy
Name: Title:	John Murphy Director